Exhibit D

Investors' Rights Agreement

INVESTORS' RIGHTS AGREEMENT

This Investors' Rights Agreement (the "**Agreement**") is made as of ___________, 2015, by and among Luxury Camping Inc., a Delaware corporation (the "**Company**"), and the parties listed as Purchasers on Exhibit A hereto (the "**Purchasers**").

Recitals

WHEREAS, Purchasers are the holders of all of the issued and outstanding shares of Series A Convertible Preferred Stock, par value $0.001 (the **"Preferred Stock"**);

WHEREAS, it is a condition to the closing of the sale of the Series A Preferred Stock under that certain Series A Convertible Preferred Stock Purchase Agreement of even date herewith (the "**Purchase Agreement**") that the Company and the Purchasers enter into in this Agreement;

NOW, THEREFORE, in consideration of the mutual promises and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

7. Definitions.

7.1. "**1934 Act**" shall mean the Securities Exchange Act of 1934, as amended.

7.2. "**Act**" means the Securities Act of 1933, as amended.

7.3. "**Affiliate**" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the 1934 Act.

7.4. "**Series A Director(s)**" shall have the meaning given to such term in the Voting Agreement, dated on or about the date hereof, by and among the Company, the Purchasers and the Key Stockholders (as defined therein).

7.5. "**Common Stock**" shall mean the Common Stock, par value $0.001 of the Company.

7.6. "**Conversion Shares**" shall mean the shares of Common Stock issuable upon the conversion of the Preferred Stock.

7.7. "**Convertible Securities**" shall mean any evidences of indebtedness, shares (other than Common Stock or the Conversion Shares) or other securities, including preferred stock, directly or indirectly convertible into or exchangeable for capital stock of the Company or other securities convertible into capital stock of the Company, but excluding Options.

7.8. "**Exercise Notice**" shall have the meaning assigned to such term in Section 2.2.

7.9. "**Fully Diluted Basis**" means, for the purposes of determining the number of shares of Common Stock outstanding, a basis of calculation which takes into account (a) the number of shares of Common Stock actually issued and outstanding at the time of such determination, and (b) the number of shares of Common Stock that is then issuable upon the conversion of all then outstanding Preferred Stock and the exercise and conversion of all then outstanding Convertible Securities and Options.

7.10. "**Immediate Family**" shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, nephew, niece, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law and shall include adoptive relationships.

7.11. **"Major Investor"** shall have the meaning assigned to such term in Section 4.2.

7.12. "**New Securities**" shall mean (i) any capital stock of the Company whether or not currently authorized, (ii) all Options and (iii) all Convertible Securities. Notwithstanding the foregoing, the term "New Securities" shall not include the following:

(A) shares of Common Stock excluded from the definition of "Additional Shares of Common Stock" in clauses (I) to (XI) of such definition in the Restated Certificate;

(B) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation or business by the Company by merger, purchase of substantially all of the assets or other reorganization;

(C) shares of Common Stock, Options or Convertible Securities issued or issuable hereafter that are expressly approved as being excluded from the definition of New Securities by the holders of at least a majority of the then outstanding shares of Preferred Stock; and

(D) shares of Preferred Stock issued or issuable hereafter pursuant to the Purchase Agreement.

7.13. "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities.

7.14. "**Outstanding Capital Stock**" shall mean the number of shares of Common Stock outstanding that are, and the number of shares of Common Stock issuable pursuant to then exercisable or convertible securities which are, Capital Stock.

7.15. "**Overallotment Notice**" shall have the meaning assigned to such term in Section 2.3.

7.16. "**Overallotment Purchaser**" shall have the meaning assigned to such term in Section 2.3.

7.17. "**Participating Purchasers**" shall have the meaning assigned to such term in Section 2.4.

7.18. "**Preferred Holder**" means the holding owning shares of the Preferred Stock (or Common Stock issued on conversion thereof).

7.19. "**Pro Rata Share**" means, in the case of each Preferred Holder, the ratio of (a) the number of Conversion Shares owned by or issuable to such Preferred Holder immediately prior to the issuance of any New Securities to (b) the total number of shares of the Company's Common Stock outstanding on a Fully Diluted Basis, immediately prior to the issuance of such New Securities.

7.20. "**Purchase Rights**" shall have the meaning assigned to such term in Section 2.1.

7.21. "**Purchaser**" shall include, for the purposes of Section 2, the general partners, officers, or other affiliates of such Purchaser, and a Purchaser may apportion its Pro Rata Share among itself and such general partners, officers, and other affiliates in such proportions as it deems appropriate.

7.22. "**Qualified Public Offering**" shall have the meaning assigned to such term in the Restated Certificate.

7.23. "**Register,**" "**registered,**" and "**registration**" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

7.24. "**Remaining New Securities**" shall have the meaning assigned to such term in Section 2.3.

7.25. "**Restated Certificate**" shall have the meaning assigned to such term in the Purchase Agreement.

7.26. "**Sale Notice**" shall have the meaning assigned to such term in Section 2.2.

7.27. "**SEC**" shall mean the Securities and Exchange Commission.

7.28. "**Stock Option Plan**" shall have the meaning assigned to such term in Section 4.5.

8. Participation Rights.

8.1. Participation Right. Each Purchaser shall be entitled to a right to purchase (the "**Purchase Rights**"), its Pro Rata Share of all or any part of New Securities which the Company may, from time to time, propose to sell and issue, subject to the terms and conditions set forth below and applicable securities laws.

8.2. Exercise of Right. In the event the Company intends to issue New Securities, it shall give each Purchaser written notice of such intention, describing the type of New Securities

to be issued, the price thereof, and the general terms upon which the Company proposes to effect such issuance (the "**Sale Notice**"). Each Purchaser shall have twenty (20) days from the date of any Sale Notice to agree to purchase all or part of its Pro Rata Share of such New Securities for the price and upon the general terms and conditions specified in the Sale Notice by giving written notice to the Company stating the quantity of New Securities to be so purchased ("**Exercise Notice**"); provided, however, that in the event that the transaction described in a Sale Notice involves, in whole or in part, the payment of non-cash consideration, or the payment of consideration over time, the Purchasers shall have the right to elect, upon exercise of their rights set forth in this Section 2, to pay to the Company in full consideration for the New Securities the market price of such securities which shall be the present cash value of the consideration described in the Sale Notice as reasonably determined by the Board of Directors of the Company in good faith.

8.3. Overallotment. In the event any Purchaser fails to exercise its right to purchase its Pro Rata Share of New Securities, each Purchaser who delivered an Exercise Notice for such Purchaser's total Pro Rata Share of New Securities (an "**Overallotment Purchaser**") shall have a right to purchase such Overallotment Purchaser's Pro Rata Share of the New Securities with respect to which Purchasers have failed to exercise their rights hereunder ("**Remaining New Securities**"). In such case, within twenty five (25) days after the date of the Sale Notice, the Company shall provide written notice ("**Overallotment Notice**") to each Overallotment Purchaser, which shall state the total amount of Remaining New Securities, and the Pro Rata Share of such Remaining New Securities which each Overallotment Purchaser is entitled to purchase. Each Overallotment Purchaser wishing to purchase such Remaining Securities shall amend such Overallotment Purchaser's Exercise Notice in writing within ten (10) days from the date of the Overallotment Notice. For the purpose of this Section 2.3, the denominator in clause (b) of the defined term "Pro Rata Share" shall be the total number of Conversion Shares owned by or issuable to all the Overallotment Purchasers.

8.4. Closing. The closing of the purchase of New Securities by the Purchasers exercising their rights under Section 2.2 and Section 2.3 ("**Participating Purchasers**") shall take place at such location, date and time as the parties shall agree but not later than the later of (i) sixty (60) days following the date of the Sale Notice or (ii) thirty (30) days following the date of the Overallotment Notice. At the closing, (a) each Participating Purchaser shall execute and deliver to the Company the agreements, documents and instruments executed and delivered by the other purchasers with respect to such issuance and (b) the Company shall deliver to the Participating Purchasers (i) certificates representing all of the New Securities to be purchased and (ii) such other agreements executed by the Company which grant any rights or privileges to the Participating Purchasers as are being granted to the other purchasers in such issuance, and in any event, at the request of the Participating Purchasers, a duly executed certificate reasonably satisfactory to the Participating Purchasers containing a representation and warranty that, upon issuance or transfer of such securities to the Participating Purchasers that the Participating Purchasers will be the legal and beneficial owners of such securities with good title thereto, free and clear of all mortgages, liens, charges, security interests, adverse claims, pledges, encumbrances and demands whatsoever, and that the Company has the absolute right to issue or transfer such securities to the Participating Purchasers without the consent or approval of any other person that had not been obtained.

8.5. Failure to Exercise Right. In the event a Purchaser fails to exercise the foregoing participation right with respect to any New Securities within the periods specified by Sections 2.2 and 2.3 above, the Purchaser's Preferred Stock shall immediately convert to Common Stock in accordance with the Restated Certificate of Incorporation.

8.6. Termination and Waiver of Purchase Rights. The Purchase Rights established by this Section 2 shall terminate immediately prior to the closing of a Qualified Public Offering.

8.7. Transfer of Purchase Rights. The Purchase Rights of each Preferred Holder under this Section 2 may be transferred to any Affiliate of such Preferred Holder; provided, that any such Affiliate transferee shall furnish the Company a written agreement, satisfactory to the Company, to be bound by and comply with all provisions of this Agreement as if such Affiliate transferee were a Preferred Holder.

8.8. Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Section 2, the Company may elect to give notice to the Purchasers within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each Purchaser shall have twenty (20) days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by such Purchaser, maintain such Purchaser's Pro Rata Share before giving effect to the issuance of such New Securities. The closing of such sale shall occur within sixty (60) days of the date notice is given to the Purchasers.

9. [Reserved]

10. Covenants of the Company. The Company covenants and agrees that so long as the shares of Preferred Stock or the Conversion Shares thereof are outstanding, it will perform and observe the following covenants and provisions:

10.1. Financial Statements. The Company will maintain books of account in accordance with generally accepted accounting principles applied on a consistent basis, keep full and complete financial records, and furnish the following reports to each Purchaser:

(a) as soon as practicable, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Company, an income statement and cash flow statement for such fiscal year and a balance sheet of the Company and statement of stockholders' equity as of the end of such year, such year-end financial reports to be in reasonable detail, prepared in accordance with generally accepted accounting principles (**"GAAP"**), and audited and certified by independent public accountants selected by the Company and approved by the Preferred Directors (as defined in the Restated Certificate), provided, however that, the Board of Directors may, upon a unanimous vote, waive or modify the obligation of the Company set forth in this subsection 4.1(a); and

(b) as soon as practicable, but in any event within forty five (45) days after the end of each quarter of each fiscal year of the Company or such later date as approved by the Board of Directors, an unaudited income statement and cash flow statement for such quarter and a balance sheet as of the end of such quarter.

10.2. Business Plans. The Company will prepare and deliver, on or before the first day of each fiscal year, to each Purchaser holding at least 10% of the Preferred Stock then outstanding (each such Purchaser, a "**Major Investor**"):

(a) a full annual budget (including revenue projections);

(b) such other financial information of the Company as such Major Investor may reasonably request, including certificates of the principal financial officer of the Company concerning compliance with the covenants of the Company under this Section 4; and

(c) such other customary information and materials as such Major Investor may reasonably request, including reports of adverse developments, management letters, communications with stockholders or directors, press releases, and registration statements.

10.3. Confidentiality Agreements. The Company shall require all its present and future employees and consultants to enter into proprietary information agreements, substantially in the form attached to the Purchase Agreement, with provisions governing, among other things, the protection of confidential information, assignment of intellectual property, corporate ownership of inventions and innovations, competition with the Company, development rights and non-solicitation of the Company's employees and consultants. The agreements relating to competition with the Company and non-solicitation of the Company's employees and consultants shall be, to the extent permitted by applicable state law, for terms of not less than a period of twelve (12) months from the date of termination of employment of any such employee or consultant with the Company.

10.4. Employee Stock Options. Any stock options or other awards granted by the Company to its employees, directors and consultants pursuant to a stock option plan (the "**Stock Option Plan**") shall vest in accordance with a schedule determined by the Board of Directors. In the event the Board of Directors of the Company approve an option holder to exercise an option prior to the full vesting as listed in this Section 4.4, the unvested shares shall be subject to a repurchase option in favor of the Company that shall provide that upon termination of employment with cause, the Company may repurchase, at cost, any unvested shares held by such employee.

10.5. Reservation of Conversion Preferred Stock. The Company will, upon any increase in the number of shares of the Conversion Shares, reserve additional shares of Common Stock for issuance upon such conversion, so that the number of shares of Common Stock so reserved will be adequate in the event of such conversion.

10.6. Board Meetings. The Company agrees to hold meetings of its Board of Directors at least once every calendar quarter.

10.7. Indemnification of the Board of Directors; Directors and Officers Insurance Policy; Key Man Insurance Policy.

(a) The Company will reimburse all non-employee directors of the Company for all reasonable out-of-pocket expenses, including without limitation, airfare and hotel expenses, in connection with attending meetings of the Company's Board of Directors and all

committees thereof and all reasonable out-of-pocket expenses otherwise incurred in fulfilling their duties as directors. To the extent provided by Delaware law, the certificate of incorporation and by-laws of the Company shall at all times require (i) the indemnification and reimbursement of expenses of all of the Company's directors against liability for actions and omissions to act in their capacity as directors of the Company to the maximum extent that such individuals may lawfully be so indemnified by the Company and (ii) the exculpation of the Company's directors from liability to the Company and its stockholders for monetary damages for breach of their fiduciary duties as directors.

(b) As determined by the Board of Directors of the Company, the Company will maintain in full force and effect a directors and officer liability insurance policy issued by an insurer or insurers of recognized responsibility, insuring its directors and officers against such losses and risks, and in such amounts.

(c) As determined by the Board of Directors, the Company shall obtain a "key man" insurance policy issued by an insurer or insurers of recognized responsibility for Robert Frisch in an amount and on such other terms reasonably acceptable to the Preferred Holders.

10.8. Matters Requiring Investor Director Approval. So long as the holders of Preferred Stock are entitled to elect the Series A Director(s), the Company hereby covenants and agrees with each of the Purchasers that it shall not, without approval of the Board of Directors, which approval must include the affirmative vote of the Series A Director(s):

(a) establish any equity incentive plan; or

(b) create or establish any subsidiary of the Company other than a wholly owned subsidiary of the Company; and

(c) increase or decrease in the total number of directors.

10.9. Termination of Rights. The provisions of this Section 4 shall terminate upon the closing of a Qualified Public Offering.

11. Transfers and Assignment.

11.1. Assignment of Certain Rights. The rights granted to the Purchasers under Sections 2, 3 and 4 of this Agreement may be transferred or assigned by a Purchaser to any other person that, after such transfer, holds (a) at least one percent (1%) of the shares of the Company's Capital Stock (such number to be proportionately adjusted in the event of any stock splits, stock dividends, recapitalizations or similar events occurring on or after the date hereof affecting the number of issued and outstanding Capital Stock) or, (b) if such Purchaser holds less than one percent (1%) of the shares prior to such transfer, all of such Purchaser's shares of Capital Stock; provided, however, that (i) no such transfer is made to a party that is reasonably deemed a competitor of the Company by the Company's Board of Directors, (ii) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Capital Stock with respect to which such rights are being transferred; and (iii) such transferee agrees in a written instrument delivered to the Company to

be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 3.12.

11.2. Subsequent Transfers. A transferee to whom rights are transferred pursuant to this Section 5 may not again transfer such rights to any other person or entity, other than as provided in Section 5.1 above.

12. Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) three business days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, or (iii) upon delivery if delivered by hand, in each case to the intended recipient as set forth below:

(i) If to the Company:

Luxury Camping Inc.
610 N. Cayuga Street
Ithaca, NY 14850
Attn: Robert Frisch, CEO

or at such other address as may have been furnished in writing by the Company to the other parties hereto, with a copy to:

Miller Mayer LLP
202 East State Street, Suite 700
Ithaca, NY 14850
Attn: Hayden R. Brainard, Jr., Esq.

(ii) If to the Purchasers, at its address set forth in Exhibit A hereto, or at such other address as may have been furnished to the other parties hereto in writing by such Purchaser.

Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

13. Entire Agreement. This Agreement constitutes the entire understanding of the parties with respect to the subject matter hereof and supersedes any and all prior communications or agreements, whether written or oral, with respect to such subject matter.

14. Amendments, Waivers and Consents. Except as otherwise expressly provided, any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only by the written

consent given (i) as to the Company, only by the Company, and (ii) as to the Preferred Holders, only by the Preferred Holders of at least a majority of the then outstanding shares of Preferred Stock, (or, if no such shares are then outstanding, the Holders of at least a majority of the Capital Stock), (with the Company to deliver copies of such written consent to any Holders who did not execute the same). Any amendment, termination or waiver effected in accordance with this Section 8 shall be binding on all parties hereto, regardless of whether any such party has consented thereto.

15. Binding Effect; Assignment. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the personal representatives, successors and assigns of the respective parties hereto. Notwithstanding the foregoing sentence, the Company shall not have the right to assign its obligations hereunder or any interest herein without obtaining the prior written consent of the Holders of at least a majority of the then outstanding shares of Preferred Stock (or, if no such shares are then outstanding, Holders of at least a majority of the Company's Capital Stock), provided in accordance with Section 8. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto and their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

16. General. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to its principles of conflicts of laws.

17. Severability. If any provision of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

18. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same document. This Agreement may be executed by facsimile signatures.

19. Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The parties hereto intend that each representation, warranty, and covenant contained herein shall have independent significance.

20. WAIVER OF JURY TRIAL.

TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, THE PURCHASERS AND THE COMPANY HEREBY WAIVE, AND COVENANT THAT NEITHER THE COMPANY NOR THE PURCHASERS WILL ASSERT, ANY RIGHT TO TRIAL BY JURY ON ANY ISSUE IN ANY PROCEEDING, WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE, IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, ANY OTHER AGREEMENT OR THE SUBJECT MATTER HEREOF OR THEREOF OR IN ANY WAY CONNECTED WITH, RELATED OR INCIDENTAL TO THE DEALINGS OF THE PURCHASERS AND THE COMPANY HEREUNDER OR THEREUNDER, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER IN TORT OR CONTRACT OR OTHERWISE. The Company acknowledges that it has been informed by the Purchasers that the provisions of this Section 14 constitute a material inducement upon which the Purchasers are relying and will rely in entering into this Agreement and the Purchase Agreement. Any Purchaser or the Company may file an original counterpart or a copy of this Section 14 with any court as written evidence of the consent of the Purchasers and the Company to the waiver of its right to trial by jury.

21. Jurisdiction.

Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in any federal or state court having jurisdiction in the County of Tompkins in the State of New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 6 shall be deemed effective service of process on such party.

22. Confidentiality of Records.

Each Purchaser agrees that such Purchaser will keep confidential and will not disclose, divulge, or use for any purpose (other than monitor its investment in the Company) any proprietary or other information furnished to such Purchaser that the Company maintains in confidence (so long as such information is not in the public domain other than as a result of the breach of this section 16 by the Purchaser), except that such Purchaser may disclose such proprietary or confidential information (a) to any partner (limited or otherwise), subsidiary or parent of such Purchaser for the purpose of evaluating its investment in the Company as long as such partner, subsidiary or parent is advised of the confidentiality provisions of this Section 16 and directed to maintain the confidentiality of such information; (b) at such time as the Company voluntarily discloses such information to the public or such information otherwise enters the public domain through no fault of such Purchaser; (c) that is communicated to it free of any

obligation of confidentiality; or (d) that is developed by Purchaser or its agents independently of and without reference to any confidential information communicated by the Company. Notwithstanding anything herein to the contrary, any party to this Agreement (and each employee, representative or other agent of such party) may disclose (i) such information to its agents, representatives and advisors (including, without limitation, financial advisors, attorneys and accountants) who have agreed to maintain the confidentiality of such information and (ii) to any and all persons, without limitation of any kind, (A) the tax treatment and tax structure of the transactions contemplated by the Purchase Agreement and (B) all materials of any kind (including opinions and other tax analyses) that are provided to such party relating to such tax treatment and tax structure. For the purposes of the foregoing sentence, (i) the "tax treatment" of a transaction means the purported or claimed federal income tax treatment of the transaction, and (ii) the "tax structure" of a transaction means any fact that may be relevant to understanding the purported or claimed federal income tax treatment of the transaction. Thus, for the avoidance of doubt, the parties hereto acknowledge and agree that the tax treatment and tax structure of any transaction does not include the name of any party to a transaction or any sensitive business information (including, without limitation, the name and other specific information about any party's intellectual property or other proprietary assets) unless such information may be related or relevant to the purported or claimed federal income tax treatment of the transaction.

23. Additional Investors.

Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock after the date hereof, whether pursuant to the Purchase Agreement or otherwise, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed a "Purchaser" for all purposes hereunder. No action or consent by the Purchasers shall be required for such joinder to this Agreement by such additional Purchaser, so long as such additional Purchaser has agreed in writing to be bound by all of the obligations as a "Purchaser" hereunder.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

COMPANY:

LUXURY CAMPING INC.

By: ______________________________
Name: Robert Frisch
Title: CEO